Exhibit 99.1

JD.com Announces Fourth Quarter and Full Year 2014 Results

GMV in Q4 2014 Increases by 119% Year-Over-Year

Beijing, China—March 3, 2015—JD.com, Inc. (“JD.com” or the “Company”) (NASDAQ: JD), China’s largest online direct sales company, today announced its unaudited financial results for the quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights1

•                                          GMV for the fourth quarter of 2014 was RMB85.8 billion (US$13.8 billion), an increase of 119% compared with the fourth quarter of 2013.

•                                          Net revenues for the fourth quarter of 2014 were RMB34.7 billion (US$5.6 billion), an increase of 73% from the fourth quarter of 2013.

•                                          Net loss for the fourth quarter of 2014 was RMB454.3 million (US$73.2 million) and net margin was negative 1.3%. Non-GAAP net income2 for the fourth quarter of 2014 was RMB83.8 million (US$13.5 million) and non-GAAP net margin was 0.2%.

•                                          Annual active customer accounts3 increased by 104% to 96.6 million in the twelve months ended December 31, 2014 from 47.4 million in the twelve months ended December 31, 2013.

•                                          Fulfilled orders in the fourth quarter of 2014 were 217.8 million, an increase of 95% from 111.7 million for the same period in 2013. Fulfilled orders placed through mobile accounted for approximately 36.0% of total orders fulfilled in the fourth quarter of 2014, a 372% increase compared to the same period in 2013.

“Our commitment to providing the best e-commerce experience for Chinese consumers enabled us to deliver excellent results in the fourth quarter,” said Richard Liu, founder, Chairman and Chief Executive Officer of JD.com. “Our growing reputation for product authenticity and amazingly fast delivery drove very encouraging increases in total active customers and total fulfilled orders. During the quarter, we expanded our reach in lower-tier markets and enhanced our mobile platforms to capture more of the fast-rising consumer demand across China for high-quality products and a trusted shopping experience.”

(1) The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into USD in this press release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2014, which was RMB6.2046 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

(2) As used in this press release, non-GAAP net income/(loss) is defined to exclude share-based compensation and amortization of intangible assets resulting from assets and business acquisitions from net loss, and non-GAAP net margin is calculated by dividing non-GAAP net income/(loss) by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(3) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces, which include Paipai.com since the third quarter of 2014.

“We recorded stronger than expected top line growth and healthy margin improvement in the fourth quarter, underscoring the success of our sustained emphasis on customer experience and operational efficiency,” commented Sidney Huang, JD.com’s Chief Financial Officer. “As we move into 2015, we will continue to invest in long-term growth, including enhancing our brand awareness, expanding our fulfillment capability and broadening our product offerings. We are confident that by focusing on building our reputation and market share we will further strengthen JD.com’s position in 2015.”

Recent Business Developments

•                                          In the fourth quarter of 2014, JD.com’s shopping channels on Weixin and Mobile QQ saw continued improvement in user experience and order conversion. The average daily GMV from these two social network channels more than doubled from their third quarter level.

•                                          JD.com continues to enhance its position as a leading e-commerce platform in China for authentic and high-quality products through partnerships with internationally renowned brands. During the fourth quarter, Samsonite and GAP were among the dozens of international brands that opened flagship stores on JD.com’s marketplace.

•                                          In October, JD.com announced a partnership with more than 40 leading computer and cell phone manufacturers, including Dell, Acer, ZTE, Sony and Lenovo. Leveraging JD.com’s nationwide fulfillment network and in-house aftersales teams, the parties will work together to provide enhanced maintenance services for electronic products and to simplify the aftersales process for both customers and manufacturers.

•                                          In December, JD.com established its first rural service center in Renshou County, Sichuan Province to provide easier and cheaper shopping options to customers in rural markets. The service center is the first of many similar planned centers, which aim to enhance JD.com’s delivery capabilities in rural areas and to increase the Company’s brand awareness and customer engagement throughout rural areas in China.

•                                          In the lead up to the Chinese New Year holiday, the peak period for purchases of high-end alcoholic spirits in China, JD.com partnered with leading Chinese liquor producers to bring customers guaranteed authentic products during the holiday season. JD.com signed distribution agreements with eight of the most popular Chinese liquor brands in China, including an exclusive e-commerce partnership agreement with the country’s best-known liquor maker Maotai.

•                                          During the fourth quarter, JD.com extended its leadership in fulfillment capabilities among e-commerce companies in China. As of December 31, 2014, JD.com operated 123 warehouses and a total of 3,210 delivery stations and pickup stations and its delivery network covered 1,862 counties and districts. JD.com’s 211 same-day and next-day delivery program covered 134 and 866 counties and districts, respectively, as of December 31, 2014, compared to 130 and 815 counties and districts, respectively, as of September 30, 2014.

•                                          JD.com had approximately 60,000 merchants on its online marketplace and a total of 68,109 full-time employees as of December 31, 2014.

Fourth Quarter 2014 Financial Results

GMV and Net Revenues.  GMV for the fourth quarter of 2014 was RMB85.8 billion (US$13.8 billion), up 119% from the fourth quarter of 2013. GMV from the online direct sales and online marketplace businesses totaled RMB48.4 billion and RMB37.4 billion, respectively, in the fourth quarter of 2014, an increase of 77% and 220%, respectively, from the fourth quarter of 2013. GMV from electronics and home appliance products was RMB42.8 billion in the fourth quarter of 2014, an increase of 83% from the fourth quarter of 2013, while GMV from general merchandise and others was RMB43.0 billion in the fourth quarter of 2014, an increase of 173% from the fourth quarter of 2013. As a percentage of total GMV, GMV from general merchandise and others increased to 50.1% in the fourth quarter of 2014 from 40.2% in the fourth quarter of 2013.

For the fourth quarter of 2014, JD.com reported net revenues of RMB34.7 billion (US$5.6 billion), representing a 73% increase from the same period in 2013. The increases in GMV and net revenues were primarily due to the growth in quarterly active customer accounts4 to 54.7 million in the fourth quarter of 2014 from 27.7 million in the fourth quarter of 2013, and the growth in the number of fulfilled orders to 217.8 million in the fourth quarter of 2014 from 111.7 million in the fourth quarter of 2013. Net revenues from online direct sales increased by 67%, while net revenues from services and others increased by 199% in the fourth quarter of 2014 as compared to the fourth quarter of 2013, primarily due to the increased revenues from the Company’s rapidly expanding online marketplace and advertising services.

Cost of Revenues.  Cost of revenues increased by 68% to RMB30.3 billion (US$4.9 billion) in the fourth quarter of 2014 from RMB18.1 billion in the fourth quarter of 2013. The increase was primarily due to the growth of the Company’s direct sales business and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 107% to RMB2.6 billion (US$0.4 billion) in the fourth quarter of 2014 from RMB1.3 billion in the fourth quarter of 2013. This increase was primarily due to the expansion of delivery services provided to merchants on the Company’s marketplace and the expansion of the Company’s fulfillment infrastructure to smaller cities.

Marketing Expenses.  Marketing expenses increased by 181% to RMB1.5 billion (US$0.2 billion) in the fourth quarter of 2014 from RMB0.5 billion in the fourth quarter of 2013. Non-GAAP marketing expenses5 increased by 121% to RMB1.2 billion (US$0.2 billion) in the fourth quarter of 2014 from RMB0.5 billion in the fourth quarter of 2013. The increase of non-GAAP marketing expenses was primarily due to increased brand advertising and other marketing activities, including advertising expenditure on both online and offline channels for the special promotional campaigns during China’s online shopping festival in November 2014.

Technology and Content Expenses.  Technology and content expenses increased by 124% to RMB618.9 million (US$99.8 million) in the fourth quarter of 2014 from RMB275.8 million in the fourth quarter of 2013. This was primarily due to an increase in the number of technology employees, which included the addition of research and development talent after the Tencent transaction in March 2014, as well as senior technology employees hired to continuously improve the Company’s mobile and big data technologies.

General and Administrative Expenses. General and administrative expenses increased by 94% to RMB491.3 million (US$79.2 million) in the fourth quarter of 2014 from RMB253.3 million in the fourth quarter of 2013.  Non-GAAP general and administrative expenses increased by 63% to RMB349.7 million (US$56.4 million) in the fourth quarter of 2014 from RMB214.9 million in the fourth quarter of 2013.

(4) Quarterly active customer accounts are customer accounts that made at least one purchase during the specified quarter, whether through online direct sales or online marketplaces, which include Paipai.com since the third quarter of 2014.

(5) As used in this press release, non-GAAP operating expenses are defined to exclude share-based compensation and amortization of intangible assets resulting from assets and business acquisitions from operating expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Net Loss and Non-GAAP Net Income/(Loss).  Net loss for the fourth quarter of 2014 was RMB454.3 million (US$73.2 million), compared to RMB110.0 million for the same period last year, primarily due to amortization of intangible assets resulting from assets and business acquisitions related to the Tencent strategic partnership. Non-GAAP net income for the fourth quarter of 2014 was RMB83.8 million (US$13.5 million) as compared to non-GAAP net loss of RMB36.4 million in the fourth quarter of 2013. Non-GAAP net margin for the fourth quarter of 2014 was 0.2% as compared to negative 0.2% in the fourth quarter of 2013.

Net Loss Per ADS6 and Non-GAAP Net Income/(Loss) Per ADS7.  Net loss per ADS for the fourth quarter of 2014 was RMB0.33 (US$0.05), compared to RMB0.45 for the fourth quarter of 2013. Non-GAAP net income per ADS for the fourth quarter of 2014 was RMB0.06 (US$0.01) as compared to non-GAAP net loss per ADS of RMB0.04 in the fourth quarter of 2013.

Cash Flow and Working Capital

As of December 31, 2014, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB32.1 billion (US$5.2 billion). For the fourth quarter of 2014, free cash flow8 was as follows:

	For the three months ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	USD
	(In thousands)
Net cash provided by/(used in) operating activities	1,454,928	(1,245,044)	(200,665)
Add: Impact from internet financing activities[9]	68,737	784,944	126,510
Less: Capital expenditures	(393,637)	(780,333)	(125,767)
Free cash flow in/(out)	1,130,028	(1,240,433)	(199,922)

(6) Each ADS represents two class A ordinary shares.

(7) As used in this press release, non-GAAP net income/(loss) per weighted average shares is calculated by dividing non-GAAP net income/(loss) by the weighted average number of shares of permanent equity securities outstanding during the period. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per weighted average shares multiplied by two.

(8) As used in this press release, non-GAAP free cash flow is defined as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

Accounts payable primarily include accounts payable to suppliers associated with the Company’s online direct sales business and those to third-party sellers on the Company’s online marketplace. From late 2013, the Company started to provide supply chain financing to the Company’s suppliers of online direct sales business. As of December 31, 2014 and December 31, 2013, the balances of financing provided to the Company’s suppliers amounted to RMB1.5 billion (US$0.2 billion) and RMB0.1 billion, respectively. The Company’s accounts payable turnover days10 for the online direct sales business excluding the impact from supply chain financing were 40.5 days in the fourth quarter of 2014 and 38.6 days in the fourth quarter of 2013.

Net inventories increased to RMB12.2 billion (US$2.0 billion) as of December 31, 2014 from RMB6.4 billion as of December 31, 2013. Inventory turnover days11 were 34.6 days in the fourth quarter of 2014 and 32.1 days in the fourth quarter of 2013.

Full Year 2014 Financial Results

GMV and Net Revenues.  GMV for the full year of 2014 was RMB260.2 billion (US$41.9 billion), up 107% from the full year of 2013. GMV from the Company’s online direct sales and the Company’s online marketplace business totaled RMB159.3 billion and RMB100.9 billion, respectively, for the full year of 2014, an increase of 70% and 217%, respectively, from the full year of 2013. GMV from electronics and home appliance products was RMB140.8 billion in the full year of 2014, an increase of 78% from the full year of 2013, while GMV from general merchandise and others was RMB119.4 billion in the full year of 2014, an increase of 158% from the full year of 2013. As a percentage of total GMV, GMV from general merchandise and others increased to 45.9% in the full year of 2014 from 36.8% in the full year of 2013.

For the full year of 2014, JD.com reported net revenues of RMB115.0 billion (US$18.5 billion), representing a 66% increase from the full year of 2013. The increases in GMV and net revenues were primarily due to the growth in annual active customer accounts to 96.6 million in the full year of 2014 from 47.4 million in the full year of 2013, and the growth in the number of fulfilled orders to 689.0 million in the full year of 2014 from 323.3 million in the full year of 2013. Net revenues from online direct sales increased by 62%, while net revenues from services and others increased by 178% in the full year of 2014 as compared to the full year of 2013, primarily due to the increased revenues from the Company’s rapidly expanding online marketplace and advertising services.

(9) Internet financing activities include financial products, primarily “Jingbaobei,” “Jingxiaodai” and “JD Baitiao,” the Company provides to suppliers, merchants and customers.

(10) As used in this press release, accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

(11) As used in this press release, inventory turnover days for a given period are equal to average inventory balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

Cost of Revenues.  Cost of revenues increased by 63% to RMB101.6 billion (US$16.4 billion) in the full year of 2014 from RMB62.5 billion in the full year of 2013. The increase was due to the growth of the Company’s direct sales business and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 96% to RMB8.1 billion (US$1.3 billion) in the full year of 2014 from RMB4.1 billion in the full year of 2013. This increase was primarily due to the expansion of delivery services provided to merchants on the Company’s marketplace and the increase in the number of fulfillment employees associated with the expansion of fulfillment infrastructure to smaller cities.

Marketing Expenses.  Marketing expenses increased by 152% to RMB4.0 billion (US$0.6 billion) in the full year of 2014 from RMB1.6 billion in the full year of 2013. Non-GAAP marketing expenses increased by 94% to RMB3.1 billion (US$0.5 billion) in the full year of 2014 from RMB1.6 billion in the full year of 2013. The increase in non-GAAP marketing expenses was primarily due to increased brand advertising and other marketing activities, including advertising expenditure on both online and offline channels for the special promotional campaigns in June 2014 to celebrate the Company’s anniversary as well as during China’s online shopping festival in November 2014.

Technology and Content Expenses.  Technology and content expenses increased by 91% to RMB1.8 billion (US$0.3 billion) in the full year of 2014 from RMB1.0 billion in the full year of 2013. This was primarily due to the increase in the number of technology employees, which included the addition of research and development talent after the Tencent transaction in March 2014, as well as senior technology employees hired to continuously improve the Company’s mobile and big data technologies.

General and Administrative Expenses.  General and administrative expenses increased to RMB5.3 billion (US$0.8 billion) in the full year of 2014 from RMB0.8 billion in the full year of 2013 primarily due to the increase of share-based compensation expenses. Non-GAAP general and administrative expenses increased by 76% to RMB1.1 billion (US$0.2 billion) in the full year of 2014 from RMB0.6 billion in the full year of 2013. The increase of non-GAAP general and administrative expenses was primarily due to the increase in staff costs associated with the increase in headcount of general and administrative employees.

Net Loss and Non-GAAP Net Income.  Net loss for the full year of 2014 was RMB5.0 billion (US$0.8 billion), compared to RMB50.0 million for the full year of 2013. The change was primarily due to the increase in share-based compensation expenses as well as the amortization of intangible assets resulting from assets and business acquisitions related to the Tencent strategic partnership. Non-GAAP net income for the full year of 2014 was RMB362.7 million (US$58.5 million), an increase of 62% as compared to RMB223.9 million in the full year of 2013. Non-GAAP net margin was 0.3% for the full year of both 2014 and 2013.

Net Loss Per ADS and Non-GAAP Net Income Per ADS.  Net loss per ADS for the full year of 2014 was RMB10.71 (US$1.73), compared to RMB2.93 for the full year of 2013. Non-GAAP net income per ADS for the full year of 2014 was RMB0.30 (US$0.05) as compared to RMB0.26 in the full year of 2013.

Cash Flow and Working Capital

For the full year of 2014, free cash flow was as follows:

	For the year ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	USD
	(In thousands)
Net cash provided by operating activities	3,569,819	1,015,016	163,591
Add: Impact from internet financing activities	68,737	2,751,939	443,532
Less: Capital expenditures	(1,292,081)	(2,902,066)	(467,728)
Free cash flow	2,346,475	864,889	139,395

Annual accounts payable turnover days12 for the online direct sales business excluding the impact from supply chain financing were 40.9 days in the full year of 2014 and 42.2 days in the full year of 2013. Annual inventory turnover days13 were 34.8 days in the full year of 2014 and 34.2 days in the full year of 2013.

First Quarter 2015 Guidance

Net revenues for the first quarter of 2015 are expected to be between RMB34.8 billion and RMB35.8 billion, representing a growth rate between 54% and 58% compared with the first quarter of 2014. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am Eastern Time on March 3, 2015 (8:30 pm Beijing/Hong Kong Time on March 3, 2015) to discuss the fourth quarter 2014 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	1855-298-3404 or +1-631-5142-526

Hong Kong	800-905-927 or +852-5808-3202

Mainland China	400-1200-539

International	+65-6823-2299

Passcode:	5980389

A replay of the conference call may be accessed by phone at the following numbers until March 10, 2015:

US Toll Free:	1866-846-0868

International	+61-2-9641-7900

Passcode:	5980389

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

(12) Annual accounts payable turnover days are the quotient of total cost of revenues to average accounts payable over five quarter ends.

(13) Annual inventory turnover days are the quotient of total cost of revenues to average inventory over five quarter ends.

About JD.com, Inc

JD.com, Inc. is the leading online direct sales company in China. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 123 warehouses in 40 cities, and in total 3,210 delivery stations and pickup stations in 1,862 counties and districts across China, staffed by its own employees. The Company provided same-day delivery in 134 counties and districts under its 211 program and next-day delivery in another 866 counties and districts across China as of December 31, 2014.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP net income/(loss), non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating expenses as operating expenses excluding share-based compensation and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income/(loss) as net loss excluding share-based compensation and amortization of intangible assets resulting from assets and business acquisitions. The Company defines free cash flow as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights. The Company defines non-GAAP EBITDA as income/(loss) from operations excluding share-based compensation, depreciation and amortization.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP operating expenses and non-GAAP net income/(loss) enable management to assess operating results without considering the impact of share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are non-cash charges. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from internet financing activities and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. Non-GAAP EBITDA enables management to assess operating results without considering the impact of share-based compensation, depreciation and amortization, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP operating expenses and non-GAAP net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and amortization of intangible assets resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP net income/(loss). One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. One of the key limitations of using non-GAAP EBITDA is that it does not reflect all items of income and expense that affect operations. Share-based compensation, depreciation and amortization have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP EBITDA. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Ruiyu Li
+86 (10) 5895-5597

IR@JD.com

Media

Josh Gartner
+86 (10) 5895-9315

Josh@JD.com

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	As of
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	10,812,339	16,914,651	2,726,147
Restricted cash	1,887,387	3,038,286	489,683
Short-term investments	1,903,224	12,161,643	1,960,101
Accounts receivable, net	502,089	2,436,256	392,653
Advance to suppliers	769,765	930,026	149,893
Inventories, net	6,386,155	12,190,843	1,964,807
Loan receivables	—	123,344	19,879
Prepayments and other current assets	219,102	1,734,334	279,526
Amount due from related parties	—	412,314	66,453
Total current assets	22,480,061	49,941,697	8,049,142

Non-current assets:
Property, equipment and software, net	1,024,428	2,408,438	388,170
Construction in progress	1,237,644	1,928,899	310,882
Land use rights, net	598,853	1,067,253	172,010
Intangible assets, net	215,802	6,877,947	1,108,524
Goodwill	14,649	2,622,470	422,665
Investment in equity investees	36,502	586,959	94,601
Investment securities	—	434,118	69,967
Other non-current assets	401,873	625,391	100,795
Total non-current assets	3,529,751	16,551,475	2,667,614

Total assets	26,009,812	66,493,172	10,716,756

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	As of
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	USD
LIABILITIES
Current liabilities:
Short-term bank loans	932,826	1,890,771	304,737
Accounts payable	11,018,865	16,363,671	2,637,345
Advances from customers	2,055,625	4,666,660	752,129
Deferred revenues	208,527	157,080	25,317
Taxes payable	278,256	236,160	38,062
Amount due to related parties	—	325,119	52,400
Accrued expenses and other current liabilities	2,269,798	5,311,832	856,113
Deferred tax liabilities	6,087	43,812	7,061
Total current liabilities	16,769,984	28,995,105	4,673,164

Total liabilities	16,769,984	28,995,105	4,673,164

MEZZANINE EQUITY
Series C convertible redeemable preferred shares	7,173,263	—	—

SHAREHOLDERS’ EQUITY:
Series A and A-1 convertible preferred shares	255,850	—	—
Series B convertible preferred shares	88,241	—	—
Ordinary shares (US$0.00002 par value, 100,000,000 shares authorized, 2,793,757 shares issued and 2,731,718 shares outstanding as of December 31, 2014)	199	358	58
Additional paid-in capital	6,251,869	47,131,172	7,596,166
Statutory reserves	2,648	15,009	2,419
Treasury stock	—	(4)	(1)
Accumulated deficit	(4,263,624)	(9,272,343)	(1,494,430)
Accumulated other comprehensive loss	(268,618)	(376,125)	(60,620)
Total shareholder’s equity	2,066,565	37,498,067	6,043,592
Total liabilities, mezzanine equity, and shareholders’ equity	26,009,812	66,493,172	10,716,756

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations and Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	For the three months ended				For the year ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Online direct sales	19,340,064	27,368,870	32,380,628	5,218,810	67,017,977	108,549,258	17,494,965
Services and others	783,254	1,643,133	2,339,420	377,046	2,321,835	6,453,059	1,040,044
Total net revenues	20,123,318	29,012,003	34,720,048	5,595,856	69,339,812	115,002,317	18,535,009

Operating expenses
Cost of revenues	(18,082,563)	(25,467,986)	(30,309,818)	(4,885,056)	(62,495,538)	(101,631,443)	(16,380,015)
Fulfillment	(1,250,915)	(2,119,297)	(2,585,430)	(416,696)	(4,108,939)	(8,067,048)	(1,300,172)
Marketing	(523,313)	(879,974)	(1,470,650)	(237,026)	(1,590,171)	(4,010,280)	(646,340)
Technology and content	(275,815)	(511,973)	(618,946)	(99,756)	(963,653)	(1,835,919)	(295,896)
General and administrative	(253,335)	(439,413)	(491,334)	(79,189)	(760,338)	(5,260,064)	(847,768)
Total operating expenses	(20,385,941)	(29,418,643)	(35,476,178)	(5,717,723)	(69,918,639)	(120,804,754)	(19,470,191)
Loss from operations	(262,623)	(406,640)	(756,130)	(121,867)	(578,827)	(5,802,437)	(935,182)
Other income/(expenses)
Interest income	121,603	197,908	187,160	30,165	343,770	637,641	102,769
Interest expense	(1,223)	(8,350)	(7,158)	(1,154)	(8,437)	(28,825)	(4,646)
Others, net	29,657	58,928	137,052	22,089	193,555	216,587	34,907
Loss before tax	(112,586)	(158,154)	(439,076)	(70,767)	(49,939)	(4,977,034)	(802,152)
Income tax (expenses)/benefits	2,611	(6,204)	(15,246)	(2,457)	40	(19,324)	(3,114)
Net loss	(109,975)	(164,358)	(454,322)	(73,224)	(49,899)	(4,996,358)	(805,266)
Preferred shares redemption value accretion	(274,812)	—	—	—	(2,435,366)	(7,957,640)	(1,282,539)
Net loss attributable to holders of permanent equity securities	(384,787)	(164,358)	(454,322)	(73,224)	(2,485,265)	(12,953,998)	(2,087,805)

Non-GAAP net income/(loss)	(36,434)	370,782	83,829	13,510	223,874	362,669	58,453

Net loss per share
Basic	(0.23)	(0.06)	(0.17)	(0.03)	(1.47)	(5.35)	(0.86)
Diluted	(0.23)	(0.06)	(0.17)	(0.03)	(1.47)	(5.35)	(0.86)

Net loss per ADS:
Basic	(0.45)	(0.12)	(0.33)	(0.05)	(2.93)	(10.71)	(1.73)
Diluted	(0.45)	(0.12)	(0.33)	(0.05)	(2.93)	(10.71)	(1.73)

Non-GAAP net income/(loss) per ADS:
Basic	(0.04)	0.27	0.06	0.01	0.26	0.30	0.05
Diluted	(0.04)	0.27	0.06	0.01	0.26	0.30	0.05

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations and Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	Three months ended				For the year ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	USD	RMB	RMB	USD

Weighted average shares of permanent equity securities used in computation of earnings per share:
Basic	1,705,896	2,724,478	2,724,883	2,724,883	1,694,495	2,419,668	2,419,668
Diluted	1,705,896	2,724,478	2,724,883	2,724,883	1,694,495	2,419,668	2,419,668

• Includes share-based compensation expenses as follows:
Fulfillment	(21,024)	(37,080)	(38,563)	(6,215)	(81,013)	(128,623)	(20,730)
Marketing	(2,287)	(7,688)	(9,318)	(1,502)	(8,741)	(23,570)	(3,799)
Technology and content	(8,630)	(25,967)	(27,883)	(4,494)	(33,269)	(79,469)	(12,808)
General and administrative	(38,450)	(98,201)	(96,183)	(15,502)	(138,150)	(4,017,886)	(647,566)

• Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(3,150)	(5,616)	(5,616)	(905)	(12,600)	(20,508)	(3,305)
Marketing	—	(309,156)	(309,156)	(49,827)	—	(924,735)	(149,041)
Technology and content	—	(5,987)	(5,987)	(965)	—	(18,592)	(2,996)
General and administrative	—	(45,445)	(45,445)	(7,324)	—	(145,644)	(23,474)

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended				For the year ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by/(used in) operating activities	1,454,928	1,430,337	(1,245,044)	(200,665)	3,569,819	1,015,016	163,591
Net cash used in investing activities	(383,937)	(8,216,361)	(1,556,493)	(250,861)	(2,671,052)	(13,203,248)	(2,127,977)
Net cash provided by/(used in) financing activities	940,216	(39,118)	(946,396)	(152,531)	2,795,184	18,392,028	2,964,257
Effect of exchange rate changes on cash and cash equivalents	(10,781)	7,055	(55,305)	(8,914)	(58,906)	(101,484)	(16,357)
Net increase/(decrease) in cash and cash equivalents	2,000,426	(6,818,087)	(3,803,238)	(612,971)	3,635,045	6,102,312	983,514
Cash and cash equivalents at beginning of period	8,811,913	27,535,976	20,717,889	3,339,118	7,177,294	10,812,339	1,742,633
Cash and cash equivalents at end of period	10,812,339	20,717,889	16,914,651	2,726,147	10,812,339	16,914,651	2,726,147

JD.com, Inc.

Selected Operating Data

	For the three months ended		For the year ended
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014

Annual active customer accounts(1) (in millions)	47.4	96.6	47.4	96.6
Orders fulfilled(2) (in millions)	111.7	217.8	323.3	689.0
GMV(3) (in RMB billions)	39.1	85.8	125.5	260.2

(1) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces, which include Paipai.com since the third quarter of 2014.

(2) Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in the Company’s online direct sales business and on the Company’s online marketplace, net of orders returned.

(3) GMV is defined as the total value of all orders for products and services placed in the Company’s online direct sales business and on the Company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on the Company’s website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by us or third-party merchants who are enabled by the Company’s marketplaces. The Company’s calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in the Company’s B2C business with order value exceeding RMB2,000 that are not ultimately sold or delivered and products or services on the Company’s C2C marketplace, Paipai.com, with list prices above RMB100,000 as well as transactions conducted by buyers on Paipai.com who make purchases exceeding RMB1,000,000 in the aggregate in a single day.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage and per share data)

	For the three months ended				For the year ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	USD	RMB	RMB	USD

Marketing expenses	(523,313)	(879,974)	(1,470,650)	(237,026)	(1,590,171)	(4,010,280)	(646,340)
Add: Share-based compensation	2,287	7,688	9,318	1,502	8,741	23,570	3,799
Add: Amortization of intangible assets resulting from assets and business acquisitions	—	309,156	309,156	49,827	—	924,735	149,041
Non-GAAP marketing expenses	(521,026)	(563,130)	(1,152,176)	(185,697)	(1,581,430)	(3,061,975)	(493,500)

General and administrative expenses	(253,335)	(439,413)	(491,334)	(79,189)	(760,338)	(5,260,064)	(847,768)
Add: Share-based compensation	38,450	98,201	96,183	15,502	138,150	4,017,886	647,566
Add: Amortization of intangible assets resulting from assets and business acquisitions	—	45,445	45,445	7,324	—	145,644	23,474
Non-GAAP general and administrative expenses	(214,885)	(295,767)	(349,706)	(56,363)	(622,188)	(1,096,534)	(176,728)

Loss from operations	(262,623)	(406,640)	(756,130)	(121,867)	(578,827)	(5,802,437)	(935,182)
Add: Depreciation and amortization	85,040	512,986	549,715	88,598	293,141	1,650,533	266,018
Add: Share-based compensation	70,391	168,936	171,947	27,713	261,173	4,249,548	684,903
Non-GAAP EBITDA/(EBITDA loss)	(107,192)	275,282	(34,468)	(5,556)	(24,513)	97,644	15,739

Total net revenues	20,123,318	29,012,003	34,720,048	5,595,856	69,339,812	115,002,317	18,535,009

Non-GAAP EBITDA margin	-0.5%	0.9%	-0.1%	-0.1%	-0.04%	0.1%	0.1%

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage and per share data)

	For the three months ended				For the year ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	USD	RMB	RMB	USD

Net loss	(109,975)	(164,358)	(454,322)	(73,224)	(49,899)	(4,996,358)	(805,266)
Add: Share-based compensation	70,391	168,936	171,947	27,713	261,173	4,249,548	684,903
Add: Amortization of intangible assets resulting from assets and business acquisitions	3,150	366,204	366,204	59,021	12,600	1,109,479	178,816
Non-GAAP net income/(loss)	(36,434)	370,782	83,829	13,510	223,874	362,669	58,453

Total net revenues	20,123,318	29,012,003	34,720,048	5,595,856	69,339,812	115,002,317	18,535,009

Non-GAAP net margin	-0.2%	1.3%	0.2%	0.2%	0.3%	0.3%	0.3%

Non-GAAP net income/(loss) per weighted average shares:
Basic	(0.02)	0.14	0.03	0.00	0.13	0.15	0.02
Diluted	(0.02)	0.14	0.03	0.00	0.13	0.15	0.02
Non-GAAP net income/(loss) per ADS:
Basic	(0.04)	0.27	0.06	0.01	0.26	0.30	0.05
Diluted	(0.04)	0.27	0.06	0.01	0.26	0.30	0.05